September 1, 2009
FILED VIA EDGAR
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

Attention:	Kathleen Collins, Branch Chief — Accounting Jason Niethamer, Senior Staff Accountant Kevin Dougherty, Staff Attorney Maryse Mills-Apenteng, Special Counsel

Re:	PROS Holdings, Inc. Form 10-K for the Fiscal Year Ended December 31, 2008 filed February 26, 2009 Form 10-Q for the Fiscal Quarter Ended June 30, 2009 filed August 6, 2009 File No. 001-33554
Ladies and Gentlemen:
          We are writing this letter in response to the comment letter dated August 21, 2009 (the “Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding Form 10-K for the Fiscal Year Ended December 31, 2008 filed February 26, 2009 (the “Form 10-K”) and Form 10-Q for the Fiscal Quarter Ended June 30, 2009 filed August 6, 2009 (File No. 001-33554) by PROS Holdings, Inc. (the “Company”). This letter restates the numbered comments of the Staff and the discussion set out below each comment is the Company’s response. The Company intends to file an Amendment No. 1 to Form 10-K (“Amendment No. 1”) upon the resolution of the comments raised by the Staff in the Comment Letter.
Form 10-K for the Fiscal Year Ended December 31, 2008
General
1.	We note that you have included on the facing page of the Form 10-K the file number 333-141884 when the file number currently assigned to you in EDGAR is 001-33554. Please confirm your understanding regarding your current Commission File Number and confirm that you will use the current file number when filing reports on Form 10-K in the future. Alternatively, please tell us why you believe it is appropriate to use a file number that is different from the one currently assigned to you.

Response: The Company confirms to the Staff that the Company understands that its current Commission File Number is 001-33554 and has notified the Company’s financial printer of the same. All of the Company’s future filings shall be made under Commission File Number 001-33554.
3100 Main Street, Suite 900 — Houston, TX 77002 — (713) 335-5151 — www.prospricing.com

Item 1. Business
2.	Please include the financial information about geographic areas required by Item 101(d)(1)(i) and (ii) of Regulation S-K. Alternatively, you may include a cross-reference to the data in the financial statements.

Response: The Company respectfully submits to the Staff that the disclosure required by Item 101(d)(1)(i) of Regulation S-K is included under the caption “Customers” on Page 8 of the Form 10-K. The Company will amend the 10-K to cross-reference the financial statements with respect to Item 101(d)(1)(ii) of Regulation S-K.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations.
Results of Operations, page 31
3.	In the discussion of your results of operations, you refer to various factors that have impacted revenue without quantifying the impact of each factor. For example, you disclose that the increase in license and implementation revenue was “the result of an increase in the number of implementations and the current mix of business,” but you give no indication as to the relative impact of each factor. Further, it is not clear what you mean by “current mix of business” and how this impacted your revenues. Please explain to us how you considered Section III.D of SEC Release No. 33-6835 and Section III.B of SEC Release No. 33-8350 to provide quantification and/or clarification for each source that contributed to a material change in your MD&A discussion. Note that this comment also applies to your discussion on changes to cost of sales as well as the disclosures within your Forms 10-Q for the fiscal quarters ended March 31, 2009 and June 30, 2009.

Response: The Company respectfully advises the Staff that “number of implementations and the current mix of business” refers to contract value, number of products and the associated implementations and their durations. In particular, the implementation periods of the Company’s contracts vary based on the nature of software products sold and the customers’ unique implementation requirements. These implementation periods have typically ranged from six months to as much as several years. Since the Company’s license and implementation revenue is recognized over the implementation period under the percentage-of-completion method, the timing of recognition of the Company’s future revenue will also vary over time as such future revenue is dependent on the implementation periods. Thus, although the Company has visibility on the future revenue to be recognized from implementation contracts in place, the timing of such revenue recognition under the terms of the current implementation contracts would not necessarily be indicative of the timing of revenue recognition on any future implementation contract, which would have different implementation periods. In addition, the timing of the Company’s revenue recognition could change over the course of an implementation period if a customer changes its implementation schedule. For these reasons, the Company advises that any quantification of the Company’s estimates of timing of future revenue recognition from contracts in place or attempt to assign relative impact to implementation versus contract value would be misleading to investors.

The Company respectfully advises the Staff that the comparative disclosures in cost of license and implementation and cost of maintenance and support quantifies the drivers of change on page 31 in the Form 10-K as well as on page 12 in the Form 10-Q for the fiscal quarter ended March 31, 2009 and pages 12 and 14 in the Form 10-Q for the fiscal quarters ended June 30, 2009.
3100 Main Street, Suite 900 — Houston, TX 77002 — (713) 335-5151 — www.prospricing.com

4.	We note your disclosure on page 26 identifying the trends that you believe are significant to understanding your financial results and condition. Please explain what impact these factors had on your revenue and expenses in fiscal 2008 compared to fiscal 2007 and fiscal 2007 compared to fiscal 2006. For instance, tell us how the difficult economic conditions and variability in revenue among industries and geography have impacted your results of operations. Further, tell us how you considered expanding your results of operations disclosures to more clearly explain the various factors that impacted the company’s revenues and expenses. We refer you to Section III.B.4 of SEC Release No. 33-8350.

Response: The Company advises the Staff that these factors did not have an impact on the Company’s revenue and expenses in fiscal 2008 compared to fiscal 2007 and fiscal 2007 compared to fiscal 2006. The Company included the disclosure regarding the uncertain global economy in MD&A in the Form 10-K on the belief that the difficult conditions affecting the global economy could have, although not certain at the time of disclosure, a negative impact on the future adoption of the Company’s price and margin optimization software, and consequently, on the Company’s future results of operations. In future filings the Company will continue to evaluate and consider trends that might impact our business and require additional discussion and disclosure.

5.	We note your discussion and analysts’ interests in your “bookings” within the transcript to your August 6, 2009 earnings call. Also, while we realize there are other factors that influence your revenues, we note in your CFO’s statements that bookings “are the most important component driving revenue.” Tell us what consideration you gave to including a discussion of this financial measure within MD&A as it appears to be a significant indicator in managing your business.

Response: The Company respectfully advises the Staff that the CFO’s comment was somewhat a statement of the obvious in that the Company’s aggregate license and implementation revenue is equal to its bookings over an extended period and not a statement that new bookings is the most important component in any particular period. On the contrary, the Company does not recognize revenue at the time of signing a contract, so the contribution to revenue in any particular period of current period bookings can vary significantly based on a number of factors including the timing and nature of the contract, the contract value, the implementation plans and duration, any delays in implementations, and the number of products purchased. Consequently, the Company does not seek to accelerate bookings in any particular period, and bookings varies significantly from period to period. For these reasons and those set forth in the Company’s response to Comment No. 3 above, the Company believes that its disclosing “bookings” would be misleading to an investor’s understanding of the Company’s performance.
Liquidity and Capital Resources, page 35
6.	We note your disclosure that “cash flows provided by operating activities will be adequate to finance our operations and anticipated capital expenditures for the foreseeable future.” Please note that Instruction 5 to Item 303(a) of Regulation S-K provides for guidance on the discussion regarding a registrant’s short and long-term sources of and needs for, capital. Codified FRC 501.03.a notes that generally, short-term liquidity and short-term capital resources cover cash needs up to twelve months into the future. Confirm for us whether your cash flows provided by operating activities will be sufficient to meet your operating requirements for the next twelve months and tell us what consideration you gave to providing such disclosure in your filing.

Response: The Company confirms that its cash flows provided by operating activities will be sufficient to meet its operating requirements for the twelve month period beginning on the date of
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the Form 10-K, and the Company anticipates that its cash flows from operations will be sufficient to meet its operating requirements from the date of this letter. The Company also confirms that its use of the words “foreseeable future,” was not intended to convey to the reader that the Company’s cash flows from operations were perhaps not going to fund operations for the next 12-month period. Rather, the Company believes that its continued profitability, liquidity and capital resources are competitive advantages of the Company. The Company has been cash flow positive on an operating basis since 1999 (excluding 2004 due to a one-time purchase of marketable securities that was a use of operating cash). As of December 31, 2008, the Company had $52 million in cash ($54 million as of June 30, 2009), all of which is held in short-term marketable securities, and the Company continues to have no indebtedness or contracts restricting its use of cash. Further, the Company did not at the time of filing (and does not as of the date of this letter) have any current plans to engage in any financing transactions to raise additional funds or to engage in other transactions that would materially impact its liquidity and capital resources. The Company will amend its current disclosure and clarify its disclosure in future filings to make more clear whether the Company anticipates its cash flows and capital resources to be sufficient to meet the Company’s operating requirements for the next twelve months.
Cash Flow Analysis, page 36
7.	We note that your discussion of cash flows for operating activities is essentially a recitation of the reconciling items identified on the face of the statement of cash flows. This does not appear to contribute substantively to an understanding of your cash flows. Rather, it repeats items that are readily determinable from the financial statements. When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect these cash flows. These disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. Please tell us how you considered the guidance in Section IV.B.1 of SEC Release 33-8350.

Response: The Company respectfully advises the Staff that the only material drivers or variants of the Company’s operating cash flow for the periods covered are the Company’s net income, non-cash expenses (principally stock-based compensation) and the timing of the Company’s periodic billings and collections related to the sales of the Company’s software and related services. The Company’s cash expenses are primarily related to employee costs and related overhead costs, all of which remained relatively predictable from period to period based on the Company’s headcount (which was only modestly varying in the periods presented). Further, the timing of the Company’s collections depends on the variant terms of the Company’s contracts with its customers and the Company’s progress towards implementation of its products with any particular customer. The impact of these items are not quantifiable other than as reflected in the increases and decreases in accounts receivable and cash. Also, other than with respect to the Company’s public offerings in 2007, the Company has not engaged in any financing or other transactions that have material impact on the Company’s cash flows, so the Company does not have other drivers to identify and analyze. For these reasons we believe the discussion and analysis of cash flows in the Form 10-K adequately discusses the underlying items that contribute to our various cash flows.
Item 8. Financial Statements and Supplementary Data
Revenue Recognition, page F-9
8.	We note that the company determines VSOE of fair value for maintenance and support revenues based on “specific renewal pricing” as stated in the contract (paragraph 57 of SOP 97-2). While
3100 Main Street, Suite 900 — Houston, TX 77002 — (713) 335-5151 — www.prospricing.com we also note from your disclosures on page 27 that renewals of maintenance and support services continues to be greater than 90%, please tell us what percentage of your customers that renew such services do so at the original rate stated in the contract. Also, tell us the company’s normal pricing practices for maintenance and support services for each industry in which you do business and tell us how you account for contracts, if any, that have stated renewal rates either above or below the company’s normal price range.

Response: The Company has established VSOE of fair value for maintenance based on specific renewal pricing as stated in the contract. During 2008, 98 of 100 maintenance contracts renewed at the renewal rate. The two that did not renew at the renewal rate were related to financial hardships, including one company in bankruptcy. The dollar amount of maintenance revenue that was not renewed at the original amount stated in the contract during 2008 was $9,076, or 0.04% of total 2008 maintenance revenue of $21,664,904.

Although analysis of the stated renewal rates on a customer to customer basis or product to product basic is not required to support VSOE of maintenance, the following table illustrates the 2006 - 2008 average maintenance rates negotiated in the Company’s contracts as a percentage of license fees for each of the industries the Company services:

Industry	2006	2007	2008
A	20%	23%	22%
B	20%	21%	19%
C	18%	21%	18%
D	24%	n/a	25%
E	19%	19%	18%
Typically, the range on maintenance rates negotiated in the Company’s contracts as a percentage of license fees are within a narrow range of averages summarized above (plus or minus 1%-3%). Revenue recognition for maintenance on contracts with rates negotiated above or below the average are all accounted for the same.

The Company continually evaluates the pricing of the maintenance rate used in each contract at the time of negotiation and each contract is reviewed to insure that VSOE of fair value is established and the rate is substantive. The maintenance in each of the Company’s contracts is accounted for in accordance with Paragraph 57 of SOP 97-2 which indicates that the best evidence of fair value of PCS is the price the customer will be required to pay when the PCS arrangement is sold separately, that is, the renewal rate. Each contract that the Company enters into includes a stated renewal rate for PCS. The stated renewal rate is equal to the rate in the original contract and the Company has a substantial history of renewing at the original stated rate in the contract.

9.	We note from your response letter dated May 15, 2007 (comment 41) that the company recognizes revenues on a net basis for sales of your Cargo product in which you use an independent contractor to provide the implementation services. Tell us the amount of revenues recognized on a net basis for each period presented and explain further your revenue recognition policy for each element in these arrangements (i.e., license, implementation services and maintenance services). Also, tell us how you considered including a discussion of your revenue recognition policy for such arrangements in your footnote disclosures.
3100 Main Street, Suite 900 — Houston, TX 77002 — (713) 335-5151 — www.prospricing.com

Response: The following table illustrates the amount of revenue recognized on a net basis for sales of the Company’s Cargo product in which the Company uses an independent contractor to provide the implementation services for each period presented:

	2008			2007			2006
	L&I	PCS	Total	L&I	PCS	Total	L&I	PCS	Total
Revenue recognized on a net basis	$439,847	$1,380,983	$1,820,830	$2,559,640	$1,036,779	$3,596,419	$1,814,767	$676,738	$2,491,505
Total revenue recognized	$53,923,275	$21,664,904	$75,588,180	$43,159,221	$18,920,323	$62,079,544	$29,604,257	$16,423,252	$46,027,509
%	0.82%	6.4%	2.4%	5.9%	5.5%	5.8%	6.1%	4.1%	5.4%
Revenue recognition on contracts for which an independent contractor provides implementation and maintenance services has not changed since the Company’s response to the Staff on May 15, 2007. Revenue from these arrangements are recognized in the same manner as the Company’s other license arrangements using the percentage-of-completion method in accordance with the provisions contained within SOP 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts. The Company’s revenue recognition policy for license and implementation and maintenance in these arrangements continues to be determined by considering all of the factors in EITF 99-19. In addition, the Company included a discussion of its revenue recognition policy for such arrangements on page 26 of our Form 10-K, which states “[f]or certain of our arrangements, we engage an independent contractor to assist in the implementation. The Company recognizes revenue from these arrangements net of the fees owed to the independent contractor”. The Company will add this same disclosure to the footnotes to the financial statements in future filings.
Note 9. Income Taxes, page F-18
10.	We note your disclosures regarding FIN 48 on page F-20. Please clarify whether you have any unrecognized tax benefits as of December 31, 2008. If so, please tell us how you considered the disclosures required by paragraph 21 of FIN 48.

Response: The Company advises the Staff that the Company had $100,000 of unrecognized tax benefit as of December 31, 2008, and the Company did not disclose this amount because it was not material.
Part III, page 39
General
11.	Each Item in Part III of your Form 10-K states that the information required by the item will be “included” in your definitive proxy statement in connection with your 2009 Annual Meeting of Stockholders; however, you have not included an express statement under each item that the specified matter is incorporated by reference as required by Securities Exchange Act Rule 12b-23(b). Moreover, you have not identified, by caption or otherwise, the material incorporated by reference. Thus, it does not appear that you have in fact incorporated the information required
3100 Main Street, Suite 900 — Houston, TX 77002 — (713) 335-5151 — www.prospricing.com by Part III of Form 10-K by reference from your definitive proxy statement. Please review to provide the specific disclosure required in Form 10-K to incorporate by reference the required information.

Response: The Company will amend the disclosure on Page 31 of Form 10-K in Amendment No. 1 to read as of follows:

“Item 10. Directors, executive officers and corporate governance

The information required by this item will be included in our definitive Proxy Statement in connection with our 2009 Annual Meeting of Stockholders which will be held on June 4, 2009, and is incorporated herein by reference.

Item 11. Executive compensation

The information required by this item will be included in our definitive Proxy Statement in connection with our 2009 Annual Meeting of Stockholders which will be held on June 4, 2009, and is incorporated herein by reference.

Item 12. Security ownership of certain beneficial owners and management and related stockholder matters

The information required by this item will be included in our definitive Proxy Statement in connection with our 2009 Annual Meeting of Stockholders which will be held on June 4, 2009, and is incorporated herein by reference.

Item 13. Certain relationships, related transactions and director independence

The information required by this item will be included in our definitive Proxy Statement in connection with our 2009 Annual Meeting of Stockholders which will be held on June 4, 2009, and is incorporated herein by reference.

Item 14. Principal accountant fees and services

The information required by this item will be included in our definitive Proxy Statement in connection with our 2009 Annual Meeting of Stockholders which will be held on June 4, 2009, and is incorporated herein by reference.”
Item 11. Executive Compensation (Refer to Definitive Proxy Statement filed on April 21, 2009)
12.	We note your statement that the Compensation Committee did not rely on any benchmark studies of comparable companies in establishing executive compensation. However, you disclose in this section that in determining the amount of bonus payment as a percentage of base salary for each named executive officer, the Compensation Committee increased these percentages in 2008 based on its analysis and observations of competitive market pay levels. Please tell us what this “analysis” entailed, and how you considered disclosing any such comparable companies that you considered as part of this analysis.

Response: The Company advises that Staff that this “analysis” was based on the personal experience and judgement of the committee and not on any benchmark or other studies of comparable companies.
3100 Main Street, Suite 900 — Houston, TX 77002 — (713) 335-5151 — www.prospricing.com

Basis of Executive Compensation, page 19
13.	You state that the compensation committee considers the recommendations of your chief executive officer and/or other members of management in setting compensation. Please identify the other members of management who have input in setting compensation and discuss what role they play in this regard.

Response: The Company respectfully advises the Staff that the Chief Executive Officer of the Company consults with the Chief Financial Officer in formulating recommendations on compensation in light of the Company’s financial condition at the time. The compensation committee also hears from the Chief Financial Officer regarding the same. The Company will revise this disclosure accordingly in future filings.
Components of Executive Compensation
Base Salaries page 19
14.	We note that the compensation committee approved an increase in base salary for four of the five named executive officers after considering their responsibilities, performance, expected contributions and other factors. Please describe and address more specifically the elements of individual performance and/or contribution that were taken into account. Refer to Item 402(b)(2)(vii).

Response: The Company respectfully advises the Staff that the compensation committee’s consideration of the executives’ responsibilities, performance, etc., in connection with the committee’s determination of their base salaries is different than that contemplated by Item 402(b)(2)(vii) of Regulation S-K. Item 402(b)(2)(vii) calls for disclosure “[h]ow specific forms of compensation are structured and implemented to reflect the named executive officer’s individual performance and/or individual contribution to these items of corporate performance...” [Emphasis added] The phrase “these items of corporate performance” refers to Item 402(b)(2)(v) which requests disclosure regarding “what specific items of corporate performance are taken into account in setting compensation policies and compensation decisions.” In setting base salaries, the compensation committee considered the executives’ individual performances historically as a benchmark of their abilities to perform the functions and to fulfill the individual responsibilities of their respective positions. The compensation committee’s consideration in this regard was in the context of overall corporate performance in 2007 but not in the context of any specific item of corporate performance in 2007 or 2008 for which disclosure would be applicable. The Company believes it current disclosure fairly represents the considerations of the committee.
Components of Executive Compensation for 2008 and 2009, page 23
15.	We note that the 2008 Bonus Plan was based in part on targets relating to non-GAAP operating income. Please refer to Instruction 5 to Item 402(b) and describe how this measure was calculated from your audited financial statements.

Response: The Company advises the Staff that the only reconciling items in the non-GAAP operating income target was the exclusion of stock-based compensation charges which the Company has provided in its earnings releases. The Company will provide in its future filings a description of how this measure is calculated from the Company’ audited financial statements.
3100 Main Street, Suite 900 — Houston, TX 77002 — (713) 335-5151 — www.prospricing.com

Item 15. Exhibits and Financial Statement Schedules
Exhibits 31.l and 31.2
16.	While we note that you have provided management’s assessment of internal control over financial reporting in compliance with Item 308(a) of Regulation S-K, you have omitted from the certifications the introductory language in paragraph 4 relating to your internal control over financial reporting and all of paragraph 4(b). Since you are no longer permitted to omit this information, please amend your filing to include this information in your certifications.

Response: The Company will amend the certifications contained in Exhibits 31.1 and 31.2 to Form 10-K in Amendment No. 1 to add the following paragraph b.:

“b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;”.
Signatures, page 42
17.	Please identify the person signing the Form 10-K in the capacity of controller or principal accounting officer. Refer to General Instruction D(2)(a) to Form 10-K.

Response: The Company will amend the title of Mr. Charles H. Murphy, our Chief Financial Officer, on Page 42 of Form 10-K in Amendment No. 1 to read as follows:

“Executive Vice President and Chief Financial Officer (Principal Accounting Officer)”.
Form 10-Q for the Fiscal Quarter Ended June 30, 2009
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Overview
Trends, page 11
18.	We note that in your August 6, 2009 earnings call your Chief Financial Officer discussed pricing pressure on maintenance renewal costs from long-term customers in the airline industry starting in the fourth quarter of 2008 and continuing through the second quarter on 2009. To the extent price reductions in the amount of maintenance constitute trend information, please tell us what thought you gave to discussing this in your results of operations. Please refer to Sections III.B.3 and 4 of SEC Release No. 33-8350.

Response: During the August 6, 2009 earnings call, the Company’s Chief Financial Officer discussed temporary reductions in maintenance requested by certain customers, primarily in the travel and transportation industry, beginning in the fourth quarter of 2008. These temporary hardship maintenance reductions are the result of the customers’ current financial condition as a result of the global economic recession. The maintenance hardship reductions are expected to be temporary in nature, ranging from 8 to 24 months, and the original maintenance amount is expected to be restored at the end of the discount period granted. The following table illustrates the dollar amount of new temporary maintenance reductions granted during each of the quarters represented:
3100 Main Street, Suite 900 — Houston, TX 77002 — (713) 335-5151 — www.prospricing.com

	Quarter ending:
	12/31/2008	3/31/2009	6/30/2009
Temporary maintenance hardship reductions	$3,452	$109,250	$54,353
The Company believes that these temporary reductions do not constitute a material trend in the Company’s business. On page 27 of the Form 10-K, the Company states that its maintenance and support renewals continue to be greater than 90%. The Company’s calculation of these renewals includes the impact of the temporary reductions. These temporary reductions are a by-product of the general global economic downturn about which the Company has provided disclosure in MD&A and throughout its risk factors (including the adverse affect that reductions in maintenance pricing or renewals would have on the Company’s financial performance). However, the Company does not believe that highlighting these temporary reductions in the Company’s discussion of its results of operations would be material to an investors’ understanding of the Company’s business.
*****
Further, as requested by the Comment Letter, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          The Company is also advised that the Division of Enforcement has access to all information the Company provides to the Staff of the Division of Corporation Finance in connection with its review of the Company’s filings or in response to its comments on the Company’s filings.
          Please do not hesitate to contact me at (713) 335-5151 if you have any questions regarding this letter.

Sincerely, PROS HOLDINGS, INC.
By:	/s/ Charles H. Murphy
Charles H. Murphy
Chief Financial Officer and Executive Vice President

cc:	Albert E. Winemiller (PROS Holdings, Inc.) John J. Gilluly III (DLA Piper LLP US)
3100 Main Street, Suite 900 — Houston, TX 77002 — (713) 335-5151 — www.prospricing.com